J67

16022067

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 06/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
White Oak Merchant Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Embarcadero Center, Suite 540
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andre Hakkak (415) 644-4117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper, LLP
(Name – *if individual, state last, first, middle name*)

One Market, Landmark, Suite 620 (Address) San Francisco (City) CA (State) 94105 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 14 2016
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Confidential

WHITE OAK MERCHANT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2016

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
White Oak Merchant Partners, LLC

We have audited the accompanying statement of financial condition of White Oak Merchant Partners, LLC (the "Company") as of June 30, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, California
September 12, 2016

WHITE OAK MERCHANT PARTNERS, LLC
Statement of Financial Condition
June 30, 2016

Assets		
Cash	$	215,317
Receivables from affiliate		4,751
Prepaid expenses		158
Total assets	$	220,226
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	16,200
Member's equity		204,026
Total liabilities and member's equity	$	220,226

See Accompanying Notes to Financial Statements

WHITE OAK MERCHANT PARTNERS, LLC
Notes to Financial Statements
JUNE 30,2016

1. Business and Summary of Significant Accounting Policies

Business

White Oak Merchant Partners, LLC (the "Company") is a California Limited Liability Company formed on December 5, 2005. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, member's liability is limited to the amount reflected in their capital accounts.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue

Private placement transaction and service fee revenue includes fees from debt offerings and debt advisory in which the Company acts as a placement agent or advisor, respectively. Private placement transaction fee revenue is recorded upon completion of the transactions per the term of the agreements. Private placement service fee revenue is recorded when services are provided per the terms of the agreements.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as

Business and Summary of Significant Accounting Policies

(continued)

interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing financial statements in conformity with US Generally Accepted Accounting Principles requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2016, the Company had net capital of $199,117 which was $194,117 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .0814 to 1. The Company claims an exemption from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

4. Related Party Transactions

The Company had entered into an expense sharing agreement with an affiliate, WhiteOak Global Advisors, LLC ("WOGA"). Certain members and employees of WOGA provide services to the Company and certain members and employees of the Company provide services to WOGA. Effective January 1, 2011, WOGA has agreed to pay all operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, and telephone fees. The agreement provides for the Company to reimburse WOGA $5,500 per quarter for operatingexpenses and a pro-rata share of the salary for the employees shared by WOGA and the Company. In May 2014, the Company has agreed to pay additional $1,500 per quarter for information technology expenses.

Effective August 2015, the Company had verbally revised the previously entered into expense sharing agreement with an affiliate, WhiteOak Global Advisors, LLC ("WOGA"). Both WOGA and Company are wholly owned by White Oak Financial, LLC. Under the terms of this Agreement, WOGA has agreed to pay all operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, and telephone fees. The revised expense sharing agreement was formally memorialized on December 1, 2015.

In August 2015, WOGA has agreed to forgive the debt owed by the Company in the amount of $57,597.

In December 2015, the Company paid $4,700 to HC Global Fund Services for services rendered to WOGA. This is represented in the financial statements as a receivable from affiliate.

The Company provides advisory and placement agent services to clients for private debt offerings where funds and separately managed accounts advised by WOGA may act as lenders to the Company's clients. During the year ended June 30, 2016, the Company did not earn service fees from advisory services to clients where separately managed accounts advised by WOGA are lenders to the Company's clients.

5. Contingency

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

On May 16, 2016, Intrepid Investments, LLC ("Intrepid") instituted an action in the Court of Chancery of the State of Delaware captioned Intrepid Investments, LLC - V. - London Bay Capital, LLC, London Bay Fund I, LLC, London Bay -TSS Acquisition Company, LLC,

London Bay - TSS Holding Company, LLC, Olayan America Corporation, Crel Investments Limited, CREL/Oak, LLC, KHL Limited Lone Star SPV I, LLC, LS Holdings Group, LLC, LBCDLF, LLC, Selling Source Investment Company, LLC, Derek Craig Lafavor Living Trust, DLF Services, Inc., White Oak Global Advisors, LLC, White Oak Merchant Partners, LLC, White Oak Strategic Master Fund, L.P., Full Circle Capital Corporation, Sam Humphreys, Alton Irby, Douglas Tulley, Michael Levin, David Kostman, Glenn Mckay, Derek Lafavor, and Michael Brant, Civil Action No. 12077-VCS. The suit alleges that the non-White Oak Defendants, as majority owners of Selling Source, LLC, engaged in a set of transactions that harmed minority owner Intrepid. Intrepid alleges that White Oak Global Advisors, White Oak Merchant Partners, and White Oak Strategic Master Fund, as lenders to certain of the majority owners, knowingly participated in some of these transactions and are therefore liable. White Oak does not believe that White Oak Merchant Partners or White Oak Strategic Master Fund were at all involved in the loans at issue. Delaware counsel has been identified, and all White Oak parties intend to file a motion to dismiss some or all of the claims. At this early stage in the litigation, it is uncertain whether the Court will dismiss all claims against all White Oak defendants or, if they are dismissed, whether Intrepid will have the opportunity to amend its pleadings to overcome any deficiencies.

White Oak Global Advisors, LLC is fully insured for such litigation, and, in any event, even a negative outcome in this litigation would not have an adverse, material impact on the financial condition of White Oak Merchant Partners, LLC.

WHITE OAK MERCHANT PARTNERS, LLC
FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES, REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM AND
MANAGEMENT REPORT ON EXEMPTION

JUNE 30, 2016

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.